Exhibit 99.1

FORTIS INC.
$500,000,000

EQUITY DISTRIBUTION AGREEMENT

December 9, 2024

CIBC World Markets Inc. 161 Bay Street, 6th Floor Toronto, Ontario M5J 2S8	CIBC World Markets Corp. 300 Madison Ave, 8th Floor New York, New York 10017
RBC Dominion Securities Inc. 200 Bay St., 4th Floor, South Tower Toronto, Ontario M5J 2W7	RBC Capital Markets, LLC 200 Vesey Street, 8th Floor New York, New York 10281-8098
Scotia Capital Inc. 40 Temperance Street, 6th Floor Toronto, Ontario M5H 0B4	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, New York 10281
TD Securities Inc. 66 Wellington Street West, 10th Floor Toronto, Ontario M5K 1A2	TD Securities (USA) LLC 1 Vanderbilt Avenue New York, New York 10017

Ladies and Gentlemen:

Fortis Inc., a corporation continued under the Corporations Act (Newfoundland and Labrador) (“Fortis” or the “Corporation”), confirms its agreement (this “Agreement”) with CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, “Canadian Agents”), and CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC (collectively, “U.S. Agents”, and together with the Canadian Agents, the “Agents”) to issue and sell common shares of the Corporation upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 25 hereof.

1.                               Issuance and Sale of Shares

The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, common shares (the “Shares”) of the Corporation having an aggregate sales price of up to $500,000,000 (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Canadian Prospectus (as defined below) and the Registration Statement (as defined below) filed by the Corporation and declared effective by the SEC.

When determining the aggregate value of the Placement Shares (as defined below) sold, the Corporation will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the Canadian dollar equivalent of any Placement Shares sold in consideration for United States dollars.

2.                              Placements

(a)           Placement Notice. Each time that the Corporation wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the applicable Agent by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares to be sold pursuant to this Agreement (“Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined below), whether the Corporation desires the Placement Shares to be sold on a particular stock exchange, any minimum price below which sales may not be made and the amount of the Placement Fee, with a copy to the other Agents. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Corporation set forth on Schedule 1, and shall be addressed to each of the respective individuals from the applicable Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon delivery to the applicable Agent unless and until (i) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, (iv) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 13. Notwithstanding the foregoing, the Corporation may not deliver a Placement Notice to an Agent if the Corporation has delivered a continuing Placement Notice to another Agent, unless the Corporation has terminated the prior Placement Notice in accordance with the notice requirements set forth in Section 4.

(i)	Placement Fee. The amount of compensation to be paid by the Corporation to each Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to 1% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the sale of the Placement Shares it pertains to.

(ii)	No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(b)            Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed $500,000,000.

3.                               Sale of Placement Shares by the Agents

Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The applicable Agent will provide written confirmation to the Corporation no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other “marketplace” (as such term is defined in NI 21-101 (as defined below) in Canada (a “Canadian Marketplace”), on the NYSE, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents)), the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the TSX, a Canadian Marketplace, the NYSE, a United States Marketplace and pursuant to any other sales method used by the Agents), the gross proceeds, the commissions payable by the Corporation to the Agents with respect to such sales, and the Net Proceeds (as defined below) payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102, including, without limitation, (i) in privately negotiated transactions with the consent of the Corporation and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; and (iii) as sales made directly on the NYSE and the TSX, or on any Canadian Marketplace or United States Marketplace. Each of the U.S. Agents, severally (and not jointly), covenants and agrees with the Corporation that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on any Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in its capacity as an Agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

Each of the Agents hereby covenants and agrees that, during the time an Agent is the recipient of a Placement Notice pursuant to Section 2 hereof that has not been suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent that is the recipient of the Placement Notice has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, the applicable Agent will, upon receipt of the applicable Placement Notice, recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

The Agents severally and not jointly covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102) or enter into any transaction that is intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution, including, for greater certainty, selling an aggregate number of Shares that would result in the Agent creating an over-allocation position in the Shares.

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Corporation or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Section 3.

4.                              Suspension of Sales

(a)           The Corporation or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has received a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

(b)           Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

5.                               Settlement

(a)           Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) trading day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the first (1st) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the commission or other compensation for such sales payable by the Corporation to the applicable Agent pursuant to Section 2 hereof.

(b)            Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the Corporation written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. though its CDSX system for Placement Shares sold in Canada and at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11 herein, with respect to (ii) above, the Corporation shall not be obligated to pay the Agents any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NYSE; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by an Agent to comply with its obligations under the terms of this Agreement.

6.                               Registration Statement and Prospectuses

The Corporation has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus in respect of an aggregate of up to $2,000,000,000 in common shares, first preference shares, second preference shares, subscription receipts and debt securities of the Corporation (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the (final) short form base shelf prospectus (in the English language only) dated December 9, 2024 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101, NI 44-102 and the WKSI Blanket Orders, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Corporation as a “designated news release” in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement (in the English language only) to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 on December 9, 2024 covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.”

The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Corporation or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g).

Any reference herein to the Registration Statement, the Base Prospectuses (as defined below), the Prospectus Supplements (as defined below) or the Prospectuses (as defined below) or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

7.                               Representations and Warranties of the Corporation

The Corporation represents and warrants to, and agrees with, the Agents that:

(a)	Prospectuses and Registration Statement. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Corporation has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested. At the time of filing the Registration Statement, the Corporation was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer.

(b)	No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the public offering price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Agent consists of the information described as such in Section 11(a) hereof.

(c)	Incorporation and Good Standing of Corporation. The Corporation has been duly incorporated and is validly existing under the laws of Newfoundland and Labrador and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement, Prospectuses and the Disclosure Package and to own and lease its properties and assets as will be described in the Registration Statement, Prospectuses and the Disclosure Package in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets.

(d)	Incorporation and Good Standing of Material Subsidiaries. Each Material Subsidiary (as defined below) has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate, partnership or limited liability company power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement, Prospectuses and the Disclosure Package; the Corporation owns, directly or indirectly, all of the issued and outstanding shares of each of its subsidiaries, except as is or will be described in the Registration Statement, Prospectuses and the Disclosure Package and, subject to certain share transfer restrictions contained in legislation applicable to such subsidiaries, all such shares owned by the Corporation are free and clear of any pledge, lien, security interest, charge, claim or encumbrance (except for any encumbrances granted by subsidiaries of the Corporation in favor of the Corporation or another wholly owned subsidiary of the Corporation). Other than FortisBC Energy Inc., UNS Energy Corporation and ITC Holdings Corp. (collectively, the “Material Subsidiaries” and each a “Material Subsidiary”), and subsidiaries that are solely holding companies and do not directly own any operating assets, carry on any active business or engage in any financing activities (except for financing activities solely related to intercorporate transactions or to the indebtedness of an operating subsidiary of such holding company), there is no subsidiary of the Corporation for which the amount of the Corporation’s share of such subsidiary’s shareholders’ equity therein exceeds 10% of the shareholders’ equity of the Corporation or the amount of the Corporation’s share of the total assets therein exceeded 10% of the Corporation’s total assets as of the last day of the most recently completed fiscal quarter for which financial statements are available.

(e)	Compliance with Applicable Laws. Each of the Corporation and its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which it carries on a material portion of its business and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated (including holding in good standing all permits, licenses, franchises and approvals required by the Canadian National Energy Board, the U.S. Federal Energy Regulatory Commission and each other federal, provincial, state or local governmental body or agency responsible for the regulation of the generation, transportation or delivery of natural gas, oil, electricity or other specially regulated commodities or services including pipelines, transmission and distribution lines, storage facilities and related facilities and equipment, or where required, the import or export of such commodities or services, in any jurisdiction where the Corporation and its subsidiaries conduct their electric and gas utilities related activities, and no revocation or limitation of any such permit, license, franchise or approval is pending or, to the knowledge of the Corporation, threatened and neither the Corporation nor any of its subsidiaries is in default or violation of any such permit, license, franchise or approval), except to the extent that the failure to so comply or to be so licensed, registered or qualified would not have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), and all such licenses, registrations or qualifications which are material are valid and existing in good standing.

(f)	No Defaults. None of the Corporation or the Material Subsidiaries is in violation of its constating documents or its by-laws, in any material respect; and none of the Corporation or its Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject which would have a material adverse effect on the Corporation and its subsidiaries (taken as a whole).

(g)	Enforceability of Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Davies Ward Phillips & Vineberg LLP referred to in Section 8(o) hereof.

(h)	No Consents Required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(i)	Due Authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Registration Statement, Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the Securities Act, as applicable.

(j)	No Material Adverse Change. Except as has been disclosed in the Registration Statement, Prospectuses, Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, subsequent to September 30, 2024, there has not been any material adverse change, actual or to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole).

(k)	Financial Information. The audited comparative consolidated financial statements of the Corporation, including the auditors’ report and notes in respect thereof, and any unaudited comparative consolidated financial statements and notes in respect thereof incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package present fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Canadian Securities Laws and the Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Registration Statement, the Prospectuses, the Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses will fairly present, on the basis stated therein, the information included therein.

(l)	Legal Proceedings. Except as will be disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, or any amendment to the Registration Statement or amendment to the Prospectuses, there is no action, suit or proceeding (whether or not purportedly by or on behalf of, the Corporation or the Corporation’s subsidiaries) pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Corporation or any of its subsidiaries, domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Corporation (financial or otherwise).

(m)	No Violation. The Corporation is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement and the distribution of the Placement Shares by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, (i) any term or provision of the articles, by-laws or resolutions of the directors (or any committee thereof) or the shareholders of the Corporation, or its subsidiaries, as applicable; (ii) in any material respect, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document of which any of the Corporation, or its subsidiaries, is a party or by which it is bound; or (iii) in any material respect, any judgment, decree, order, statute, rule or regulation applicable to the Corporation.

(n)	Compliance with Anti-Corruption Laws. (A) None of the Corporation nor any of its subsidiaries, or any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Corporation or any of its subsidiaries, has: (i) made or provided any unlawful contribution or gift or paid for or provided any unlawful entertainment or expense relating in either case to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, to the extent applicable to the Corporation or such subsidiary; (iv) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), to the extent applicable to the Corporation or such subsidiary; or (v) made or provided any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; and (B) neither the Corporation nor any of its subsidiaries will use, directly or indirectly, the proceeds of the Offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(o)	Compliance with Anti-Money Laundering Laws. The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Corporation and its subsidiaries conduct business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(p)	Sanctions. None of the Corporation, any of its subsidiaries or any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, His Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(q)	Internal and Disclosure Controls. (A) The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable securities laws; and (B) the Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures were effective as of September 30, 2024.

(r)	Tax Returns. Except as will be disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, or any amendment to the Registration Statement or amendment to the Prospectuses: (i) the Corporation and each of its Material Subsidiaries has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole); and (ii) the Corporation is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any Material Subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole).

(s)	No Regulatory Approvals Required. No consent, approval, authorization or order of registration, qualification, recording or filing with the U.S. Federal Energy Regulatory Commission is required to be obtained or made by the Corporation pursuant to the provisions of the Natural Gas Act, 15 U.S.C. §§ 717, et seq., the Federal Power Act, 16 U.S.C. §§ 791a, et seq., the Interstate Commerce Act, 49 U.S.C. App. §§ 1, et seq., and regulations thereunder as a condition to the (i) issuance, sale or delivery by the Corporation of the Placement Shares pursuant to this Agreement or (ii) execution and delivery by the Corporation of this Agreement or the performance of its obligations hereunder.

(t)	Capitalization. The Corporation is authorized to issue an unlimited number of Shares, an unlimited number of first preference shares in the capital of the Corporation, issuable in series, and an unlimited number of second preference shares in the capital of the Corporation, issuable in series.

(u)	The Placement Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(v)	No Preemptive Rights. Except as provided for herein and under the Corporation’s stock option plan, dividend reinvestment and share purchase plan, employee share purchase plan, restricted share unit plan, 401(K) plan of Tucson Electric Power Company and any other Share-settled executive compensation plan adopted by the Corporation or any of its subsidiaries from time to time, no person has any agreement, option, right or privilege (whether preemptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Shares.

(w)	No Orders. No Canadian Qualifying Authority or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any requirement of Canadian Securities Laws or of the Exchange Act, the Securities Act or the regulations thereunder.

(x)	Listing on TSX and NYSE. The issued and outstanding Shares are listed and posted for trading on the TSX and the NYSE and the Placement Shares will be listed and posted for trading on the TSX and the NYSE upon the Corporation complying with the usual conditions imposed by the TSX and the NYSE, as applicable, with respect thereto.

(y)	Canadian Reporting Issuer. The Corporation is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists.

(z)	Transfer Agent and Registrar. Computershare Trust Company of Canada has been duly appointed as transfer agent and registrar for the Shares in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Shares in the United States.

(aa)	Investment Company Act. The Corporation is not and, after giving effect to the Offering and the application of the Net Proceeds as described in the Registration Statement, the Prospectuses and the Disclosure Package, will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(bb)	Independent Accountants. Deloitte LLP, the Corporation’s auditors, has certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference, or to be included or incorporated by reference, in the Registration Statement, Prospectuses, the Disclosure Package and any amendment to the Registration Statement or amendment to the Prospectuses, and are independent chartered accountants with respect to the Corporation within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the Securities Act and the applicable published rules and regulations thereunder.

(cc)	No Stabilization. The Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Placement Shares.

(dd)	No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses or the Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Registration Statement, the Prospectuses and the Disclosure Package under the headings “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Enforceability of Civil Liabilities” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, will be accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(ee)	Compliance with Environmental Laws. Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, the Corporation and its subsidiaries, are (i) in substantial compliance with all applicable Environmental Laws (as defined below), (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business. Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Corporation nor any of its subsidiaries, has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation.

(ff)	Purchases by the Agents. The Corporation acknowledges and agrees that the Agents have informed the Corporation that the Agents may, but are not required to, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws and this Agreement, purchase and sell Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(gg)	No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of the Applicable Time did not or will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Corporation makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Corporation by and through the Agents for use therein.

(hh)	Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Corporation has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Corporation has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Corporation has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(ii)	WKSI. The Corporation qualifies as a “well-known seasoned issuer”, is not an “ineligible issuer” (as such terms are defined in the WKSI Blanket Orders) and satisfies each other applicable requirement of the WKSI Blanket Orders.

8.                               Covenants of the Corporation.

The Corporation covenants and agrees with the Agents that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Corporation will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) the Corporation will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Corporation will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Stop Orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Corporation will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws (subject to the AMF Exemption), as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Corporation will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Corporation will promptly prepare and, after complying with Section 8(a)(iii), file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)	Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement and the Prospectuses (including all documents incorporated by reference therein) in the English language only and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)	Corporation Information. The Corporation will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(f)	Earnings Statement. The Corporation will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Corporation’s current fiscal quarter, an earnings statement covering a 12 month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(g)	Material Non-public Information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof if the Corporation is in possession of material non-public information regarding the Corporation and its subsidiaries, taken as a whole, or the Shares.

(h)	Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, will pay all expenses relating to the following matters: (i) the preparation and filing of the Registration Statement and each amendment and supplement thereto, each of the Prospectuses and each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Corporation’s counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of counsel to the Agents in connection with this Agreement, the Registration Statement and the Prospectuses and ongoing services in connection with the transaction contemplated hereunder, (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and NYSE, and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and the Financial Industry Regulatory Authority (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)	Use of Proceeds. The Corporation will use the Net Proceeds as described in the Prospectuses.

(j)	Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)	Due Diligence Cooperation. The Corporation will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone or at the Corporation’s principal offices and (ii) during the Corporation’s ordinary business hours.

(l)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)	Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual information form or annual financial statements / annual report on Form 40-F filed by the Corporation in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Corporation shall set forth with regard to such period the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Corporation and the compensation paid by the Corporation to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Corporation will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n)	Representation Dates; Certificate. During the term of this Agreement, each time the Corporation (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), the Corporation shall furnish the Agents with certificates, in the form attached hereto as Exhibit A-1 and A-2 within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its annual report on Form 40-F. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)	Legal Opinions. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation will furnish or cause to be furnished to the Agents and to counsel to the Agents, the written opinions of (i) Davies Ward Phillips & Vineberg LLP (Toronto, Ontario and Montreal, Quebec) and other local counsel as required, such opinions to be substantially similar to the form attached hereto as Exhibit B, and (ii) Davies Ward Phillips & Vineberg LLP (New York, New York) and other local counsel as required, such opinions to be substantially similar to the form attached hereto as Exhibit C, each dated the date that the opinion is required to be delivered, in form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p)	Comfort Letters. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation shall cause Deloitte LLP to furnish the Agents a letter (each, a “Comfort Letter”) addressed to the Agents dated the date such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letters shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (B) stating that such auditors are independent public accountants within the meaning of the Securities Act and the rules and regulations thereunder, and that in their opinion the portion of the audited financial statements of the Corporation incorporated by reference in the Registration Statement and the Prospectuses and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the related regulations adopted by the SEC (the first such letter in each case, the “Initial Comfort Letter”) and (C) if applicable, updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)	Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r)	Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(s)	No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(t)	Consent to the Agents’ Trading. The Corporation consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE and under this Agreement, to the Agents trading in the Shares of the Corporation: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by such Agent.

(u)	Actively-Traded Security. The Corporation shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

9.                                Additional Representations and Covenants of the Corporation

(a)            Issuer Free Writing Prospectuses.

(i)	The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Corporation under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(ii)	The Corporation agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(iii)	The Corporation agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Corporation will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(b)            Non-Issuer Free Writing Prospectus. The Corporation consents to the use by the Agents of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Shares or the Offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Agents.

(c)            Distribution of Offering Materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in NI 41-101) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above), provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Agents.

10.                              Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel and the AMF Exemption shall remain in full force and effect without amendment.

(b)	Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)	Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Corporation’s reports filed with the SEC and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that causes or could reasonably be expected to cause a material adverse effect (financial or otherwise), the effect of which, in the sole judgment of the Agents (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)	Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n) on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f)	Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o). In addition, on such dates that the opinions required by Section 8(o) are delivered, the Agents shall have also received (i) the opinion and negative assurance letter of Paul Weiss Rifkind Wharton & Garrison LLP, U.S. counsel to the Agents, with respect to the issuance and sale of the Placement Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as the Agents may reasonably require, and (ii) the opinion of Stikeman Elliott LLP, Canadian counsel for the Agents, with respect to the issuance and sale of the Placement Shares in Canada, the Canadian Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Corporation and that counsel for the Agents and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(g)	Comfort Letters. The Agents shall have received the Comfort Letter(s) required to be delivered pursuant to Section 8(p) on or before the date on which the delivery of such letter is required pursuant to Section 8(p).

(h)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the NYSE and the TSX, or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the NYSE and the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(i)	Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(n), the Corporation shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j)	Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(k)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

11.                              Indemnification and Contribution

(a)            The Corporation shall indemnify and hold harmless each of the Agents and the Agents’ affiliates, directors, officers, shareholders, agents and employees and each person who controls any Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Placement Shares), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of: (i) any information or statement (except any information or statement relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) in the Canadian Prospectus or any amendment thereto, the U.S. Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; (ii) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectus or any amendment thereto, U.S. Prospectus or any amendment thereto or any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) in the Public Record (as defined below), preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or in the United States; or (iv) the Corporation not complying with any requirement of applicable Canadian Securities Laws or U.S. securities laws in connection with the transactions contemplated herein. “Public Record” means all documents incorporated by reference in the Canadian Prospectus and all information filed by or on behalf of the Corporation with the Canadian Qualifying Authorities after September 30, 2024, in compliance, or intended compliance, with applicable Canadian Securities Laws.

Each Agent agrees, severally and not jointly, to indemnify and hold harmless each of the Corporation and its directors, officers, employees and agents and each person who controls the Corporation within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by (i) any untrue statement or alleged untrue statement of a material fact relating solely to the Agents that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion in and contained in the Prospectuses (including any amendment or supplement if the Corporation shall have furnished any amendments or supplements thereto) or any Issuer Free Writing Prospectus or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading made solely in reliance on facts or information relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein.

The Corporation acknowledges that the names of the Agents set forth on the cover and under the heading “Relationship with Certain of the Agents” constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses or any Issuer Free Writing Prospectus.

(b)            In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 11(a) hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i)	in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Agents on the other hand from the distribution of the Placement Shares; or

(ii)	if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and the Agents on the other hand in connection with the matters or things referred to in Section 11(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Corporation on the one hand and the Agents on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of Placement Shares received by the Corporation is to the Placement Fee received by the Agents. The relative fault of the Corporation on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 11(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 11(a) hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 11(b) were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 11(b).

Notwithstanding the provisions of this Section 11(b), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(c)            If any matter or thing contemplated by this Section 11 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Agents of the nature of such claim (provided that any failure to so notify the Corporation promptly shall relieve the Corporation of liability under this Section 11 only to the extent that such failure prejudices the Corporation’s ability to defend such claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Corporation; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation (acting reasonably) that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Corporation shall not be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Corporation to constitute each of the Agents as trustees, for the Agents’ directors, officers, shareholders, agents and employees, and each person who controls any Agent of the covenants of the Corporation under Sections 11(a) and 11(b) hereof with respect to the Agents’ directors, officers, shareholders, agents and employees, and each person who controls any Agent, and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Party or other representative of any of the Agents shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by one or more of the Agents, the Corporation agrees to pay the Agent the reasonable costs (including an amount to reimburse the Agent for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

(d)            The rights provided in this Section 11 shall be in addition to and not in derogation of any other right which the Agents may have by statute or otherwise at law.

12.                             Representations and Agreements to Survive Delivery

All representations and warranties of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.                             Termination

(a)            The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(b)            Each Agent shall have the right to terminate its obligations under this Agreement in their sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(c)            Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) January 10, 2027 and (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 shall remain in full force and effect.

(d)            This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 shall remain in full force and effect.

(e)            Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)            In the event that the Corporation terminates this Agreement, as permitted under Section 13(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date or otherwise agreed to in writing among the Corporation and the Agents and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

14.            Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

CIBC World Markets Inc.

161 Bay Street, 6th Floor

Toronto, Ontario M5J 2S8

Attention:       James Brooks
Email:              [REDACTED]

-and-

RBC Dominion Securities Inc.

200 Bay St., 4th Floor, South Tower

Toronto, Ontario M5J 2W7

Attention:       David Dal Bello

Email:              [REDACTED]

-and-

Scotia Capital Inc.
40 Temperance Street, 6th Floor
Toronto, Ontario M5H 0B4

Attention:       Jared Steinfeld
Email:              [REDACTED]

-and-

TD Securities Inc.
66 Wellington Street West, 10th Floor
Toronto, Ontario M5K 1A2

Attention:       Steven Akman
Email:              [REDACTED]

-and-

CIBC World Markets Corp.

300 Madison Ave, 8th Floor

New York, New York 10017

Attention:       David Williams

Email:              [REDACTED]

-and-

RBC Capital Markets, LLC

200 Vesey Street, 8th Floor

New York, New York 10281-8098

Attention:       Young Kim
Email:              [REDACTED]

-and-

Scotia Capital (USA) Inc.
250 Vesey Street, 24th Floor
New York, New York 10281

Attention:       Seth Keller
Email:              [REDACTED]

-and-

TD Securities (USA) LLC
1 Vanderbilt Avenue
New York, New York 10017

Attention:       Keith Lord
Email:              [REDACTED]

With a copy to:

Stikeman Elliott LLP
199 Bay Street, Suite 5300
Toronto, Ontario M5L 1B9

Attention:       Joel Binder
Email:              [REDACTED]

-and-

Paul Weiss Rifkind Wharton & Garrison LLP
77 King Street West, Suite 3100
P.O. Box 226
Toronto, Ontario M5K 1J3

Attention:       Christopher J. Cummings
Email:              [REDACTED]

or if sent to the Corporation, shall be delivered to:

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, NL A1B 3T2

Attention:       Regan O’Dea
Email:              [REDACTED]

With a copy to:

Davies Ward Phillips Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention:       Robin Upshall
Email:              [REDACTED]

-and-

Davies Ward Phillips Vineberg LLP
900 3rd Avenue
New York, NY 10022

Attention:       Jeff Nadler
Email:              [REDACTED]

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m., Toronto time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the NYSE and TSX are open for business.

15.                              Consent to Jurisdiction

The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any Ontario Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 15 shall survive any termination of this Agreement, in whole or in part.

16.                             Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

17.                              Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18.                              Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.                              Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

20.                              Waiver of Jury Trial

The Corporation and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.                              Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of Corporation.

22.                              Judgment Currency

The Corporation agrees to indemnify each Agent, its directors, officers, affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

23.                              Compliance with USA Patriot Act

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

24.                              Recognition of the U.S. Special Resolution Regimes

(a)            In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)            For the purposes of this Section 24, the following terms have the respective meanings set forth below:

(i)	“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

(ii)	“Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

(iv)	“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

25.                             Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(b)	“AMF Exemption” means the exemptive relief decision dated December 6, 2024 obtained by the Corporation from the Autorité des marchés financiers (Quebec) providing relief from the requirement under section 40.1 of the Securities Act (Québec) and section 2.2(2) of NI 41-101 to prepare and deliver a French version of the Canadian Base Prospectus, the Canadian Prospectus Supplement, the documents incorporated by reference in the Canadian Base Prospectus and the Canadian Prospectus Supplement, and any other prospectus supplement to be filed in relation to an “at-the-market distribution” under the Canadian Base Prospectus;

(c)	“Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(d)	“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(e)	“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

(f)	“Canadian Base Prospectus” has the meaning given thereto in Section 6 hereof;

(g)	“Canadian Marketplace” has the meaning given thereto in Section 3 hereof;

(h)	“Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

(i)	“Canadian Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(j)	“Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces of Canada;

(k)	“Canadian Qualifying Jurisdictions” means each of the provinces of Canada;

(l)	“Canadian Securities Laws” means the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions and all discretionary orders or rulings, if any, of the Canadian Qualifying Authorities made in connection with the transactions contemplated by this Agreement, including but not limited to, the AMF Exemption;

(m)	“Canadian Shelf Procedures” means NI 44-101 and NI 44-102;

(n)	“Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(o)	“Designated News Release” has the meaning given thereto in Section 6 hereof;

(p)	“Disclosure Package” has the meaning given thereto in Section 7(b) hereof;

(q)	“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System;

(r)	“Environmental Laws” means any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;

(s)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(t)	“Indemnified Party” and “Indemnified Parties” each has the meaning given thereto in Section 11(a) hereof;

(u)	“Initial Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(v)	“Issuer Free Writing Prospectus” has the meaning given thereto in Section 6 hereof;

(w)	“judgment currency” has the meaning given thereto in Section 22 hereof;

(x)	“Material Subsidiary” and “Material Subsidiaries” each has the meaning given thereto in Section 7(d) hereof;

(y)	“Money Laundering Laws” has the meaning given thereto in Section 7(o) hereof;

(z)	“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(aa)	“NI 21-101” means National Instrument 21-101 – Marketplace Operation;

(bb)	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

(cc)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(dd)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(ee)	“NYSE” means the New York Stock Exchange;

(ff)	“Offering” has the meaning given thereto in Section 1 hereof;

(gg)	“Placement” has the meaning given thereto in Section 2(a) hereof;

(hh)	“Placement Fee” has the meaning given thereto in Section 2(a)(i) hereof;

(ii)	“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(jj)	“Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(kk)	“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(ll)	“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

(mm)	“Public Record” has the meaning given thereto in Section 11(a) hereof;

(nn)	“Receipt” has the meaning given thereto in Section 6 hereof;

(oo)	“Registration Statement” has the meaning given thereto in Section 6 hereof;

(pp)	“Representation Date” has the meaning given thereto in Section 8(n) hereof;

(qq)	“Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(rr)	“Rule 433” means Rule 433 under the Securities Act;

(ss)	“Rules and Regulations” has the meaning given thereto in Section 6 hereof;

(tt)	“Sanctions” has the meaning given thereto in Section 7(p) hereof;

(uu)	“SEC” means the United States Securities and Exchange Commission;

(vv)	“Securities Act” means the United Stated Securities Act of 1933, as amended;

(ww)	“SEDAR” means the System for Electronic Document Analysis and Retrieval Plus;

(xx)	“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(yy)	“Shares” has the meaning given thereto in Section 1 hereof;

(zz)	“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(aaa)	“Trading Day” means any day on which either the NYSE or the TSX are open for trading;

(bbb)	“TSX” means the Toronto Stock Exchange;

(ccc)	“United States Marketplace” has the meaning given thereto in Section 3 hereof;

(ddd)	“U.S. Base Prospectus” has the meaning given thereto in Section 6 hereof;

(eee)	“U.S. Prospectus” has the meaning given thereto in Section 6 hereof;

(fff)	“U.S. Prospectus Supplement” has the meaning given thereto in Section 6 hereof; and

(ggg)	“WKSI Blanket Orders” means Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order), as amended by OSC Rule 44-502 – Extension to Ontario Instrument 44-501 – Certain Prospectus Requirements for Well-known Seasoned Issuers, and, as the context requires, each of the other local blanket orders of the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions referenced in CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (as amended or varied from time to time).

26.                              Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

[Remainder of page left intentionally blank.]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

fortis inc.

by	/s/ David G. Hutchens
Name: David G. Hutchens
Title: President and Chief Executive Officer

/s/ Jocelyn H. Perry
Name: Jocelyn H. Perry
Title: Executive Vice President, Chief Financial Officer

Signature page to Equity Distribution Agreement (December 2024)

ACCEPTED as of the date first-above written:

CIBC WORLD MARKETS INC.

by	/s/ James Brooks
Name: James Brooks
Title: Managing Director

/s/ Joe Kostandoff
Name: Joe Kostandoff
Title: Managing Director

RBC DOMINION SECURITIES INC.

by	/s/ David Dal Bello
Name: David Dal Bello
Title: Managing Director

/s/ Kyle Walker
Name: Kyle Walker
Title: Managing Director

SCOTIA CAPITAL INC.

by	/s/ Jared Steinfeld
Name: Jared Steinfeld
Title: Managing Director

Signature page to Equity Distribution Agreement (December 2024)

TD SECURITIES INC.

by	/s/ Steven Akman
Name: Steven Akman
Title: Managing Director

/s/ Kosta Galanis
Name: Kosta Galanis
Title: Managing Director

CIBC WORLD MARKETS CORP.

by	/s/ David Williams
Name: David Williams
Title: Managing Director

/s/ Mark Siconolfi
Name: Mark Siconolfi
Title: Managing Director

RBC CAPITAL MARKETS, LLC

by	/s/ Young Kim
Name: Young Kim
Title: Managing Director

/s/ Craig Edgar
Name: Craig Edgar
Title: Managing Director

Signature page to Equity Distribution Agreement (December 2024)

Scotia Capital (USA) Inc.

by	/s/ Seth Keller
Name: Seth Keller
Title: Managing Director

/s/ John Cronin
Name: John Cronin
Title: Managing Director

TD Securities (USA) LLC

by	/s/ Keith Lord
Name: Keith Lord
Title: Managing Director

/s/ Brad Limpert
Name: Brad Limpert
Title: Managing Director

Signature page to Equity Distribution Agreement (December 2024)

Schedule 1

The Authorized Representatives of the Corporation are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Karen J. Gosse Vice President, Finance	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
James R. Reid Executive Vice President, Sustainability and Chief Legal Officer	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Stuart I. Lochray Senior Vice-President, Capital Markets and Business Development	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Regan P. O’Dea Vice President, General Counsel	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]

The Authorized Representatives of CIBC World Markets Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
James Brooks Managing Director and Co-Head – Energy, Infrastructure & Transition	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]
David Williams Managing Director and Vice Chair – Energy, Infrastructure & Transaction, and International	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]
Tyler Swan Managing Director & Head	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]
Joe Kostandoff Managing Director & Head of Syndication	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]
Sid Ramanathan Executive Director	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]
Harry Jarvis Associate	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]

The Authorized Representatives of RBC Dominion Securities Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
David Dal Bello Managing Director, Global Co-Head Power, Utilities & Infrastructure	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Kyle Walker Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
James Obright Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Joanne O’Hea Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Tyler Parrent Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Jamie Green Vice President	[REDACTED]	Office: [REDACTED]
Bethany Rees Associate	[REDACTED]	Office: [REDACTED]

The Authorized Representatives of Scotia Capital Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Jason Melo Co-Head of Global Equity Trading	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Paul O’Hea Managing Director & Head, Global Equity Sales & Trading	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Jared Steinfeld Managing Director & Head, Power & Utilities	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
James Barltrop Managing Director, Equity Capital Markets	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
John Burchat Director, Equity Capital Markets	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Dane Saunders Associate Director, Equity Capital Markets	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Gaurav Sharma Director, Canadian Trading	[REDACTED]	Office: [REDACTED]

The Authorized Representatives of TD Securities Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Steven Akman, Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Kosta Galanis, Managing Director, Co-Head of Canadian Equity Capital Markets	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Chris Finora, Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Attilio Braga, Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Fraser Marr, Vice President	[REDACTED]	Office: [REDACTED] Mobile: [REDACTED]

The Authorized Representatives of CIBC World Markets Corp. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Tyler Swan Managing Director & Head	[REDACTED]	Tel: [REDACTED] Mobile: [REDACTED]
Joe Kostandoff Managing Director & Head of Syndication	[REDACTED]	Tel: [REDACTED] Mobile: [REDACTED]
Sid Ramanathan Executive Director	[REDACTED]	Tel: [REDACTED] Mobile: [REDACTED]
Harry Jarvis Associate	[REDACTED]	Tel: [REDACTED] Mobile: [REDACTED]

The Authorized Representatives of RBC Capital Markets, LLC are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
David Dal Bello Managing Director, Global Co-Head Power, Utilities & Infrastructure	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Kyle Walker Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
James Obright Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Joanne O’Hea Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Tyler Parrent Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Jamie Green Vice President	[REDACTED]	Office: [REDACTED]
Bethany Rees Associate	[REDACTED]	Office: [REDACTED]

The Authorized Representatives of Scotia Capital (USA) Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Brian Knapp Director, US Equity Execution	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Jason Nardella Director, US Equity Execution	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]

The Authorized Representatives of TD Securities (USA) LLC are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Steven Akman, Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Michael Murphy, Managing Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Adriano Pierroz, Director	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]

Exhibit A-1

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Fortis Inc. (the “Corporation”), a company continued under the Corporations Act (Newfoundland and Labrador), do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Equity Distribution Agreement dated December 9, 2024 (the “Distribution Agreement”) among the Corporation, CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC, and without personal liability, that, to the best of my knowledge that:

(i)	Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date:	by
Name:
Title:

Exhibit A-2

OFFICER’S CERTIFICATE

I, Jocelyn H. Perry, the Executive Vice President, Chief Financial Officer of Fortis Inc. (the “Corporation”), a company continued under the Corporations Act (Newfoundland and Labrador), do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Equity Distribution Agreement dated December 9, 2024 (the “Distribution Agreement”) among the Corporation, CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC, and without personal liability, that:

(i)	I am the Executive Vice President, Chief Financial Officer of the Corporation;

(ii)	I am knowledgeable with respect to regulatory matters affecting the Corporation and its subsidiaries; and

(iii)	The statements included in, or included in documents incorporated by reference in, the Registration Statement or the Prospectuses, in each case, insofar as such statements constitute summaries of legal matters, documents, proceedings, applications or approvals relating to the regulation of the generation, transportation or delivery of natural gas, oil or electricity, including pipelines, transmission and distribution lines, storage facilities and related facilities and equipment, in a jurisdiction where the Corporation or its subsidiaries conduct their electric and gas utilities related activities, fairly summarize in all material respects the matters referred to therein, as of the date of the document in which such statements are included.

This certificate is to assist the Agents in conducting and documenting their investigation of the affairs of the Corporation in connection with the proposed issue and sale of common shares of the Corporation pursuant to the Distribution Agreement. Capitalized terms used but not defined herein shall have the meanings specified in the Distribution Agreement.

Date:	by
Name: Jocelyn H. Perry
Title: Executive Vice President, Chief Financial Officer

Exhibit B

matters to be covered by
initial opinion of corporation’s canadian counsel

1.	The Corporation is a corporation existing under the Corporations Act (Newfoundland and Labrador).

2.	The Corporation has all necessary corporate power and capacity to (i) own, lease and operate its property and carry on its business as described in the Canadian Prospectus, and (ii) execute and deliver this Agreement and to perform its obligations thereunder.

3.	The execution and delivery of this Agreement by the Corporation and the performance of its obligations thereunder have been duly authorized by all necessary corporate action on the part of the Corporation.

4.	This Agreement has been duly executed and delivered by the Corporation.

5.	This Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation by the Agents in accordance with its terms.

6.	The execution and delivery of this Agreement by the Corporation and the performance of its obligations thereunder do not (a) contravene, constitute a default (or an event or condition that with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in a breach of (i) the articles or by-laws of the Corporation, (ii) any laws of the Province of Newfoundland and Labrador or the federal laws of Canada applicable therein (“Newfoundland Laws”) or any laws of the Province of Ontario or the federal laws of Canada applicable therein (“Ontario Laws”, and together with Newfoundland Laws, “Applicable Laws”), (iii) any of the agreements or instruments described in Schedule A hereto (the “Material Agreements”), or (iv) to our knowledge, any judgment, order or decree of any government body, agency or court in Canada having jurisdiction over the Corporation or FortisBC Energy Inc., or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of the Corporation under any of the Material Agreements.

7.	The authorized capital of the Corporation consists of (i) an unlimited number of Shares, (ii) an unlimited number of first preference shares, issuable in series, and (iii) an unlimited number of second preference shares, issuable in series.

8.	The execution by the Corporation of the Canadian Base Prospectus and the Canadian Prospectus Supplement, and the filing by the Corporation of the Canadian Base Prospectus and the Canadian Prospectus Supplement with the Canadian Qualifying Authorities has, in each case, been duly authorized by all necessary corporate action on the part of the Corporation.

9.	The attributes of the Shares conform, in all material respects, with the description thereof contained under the heading “Description of Securities Offered – Common Shares” in the Canadian Base Prospectus.

10.	The issuance of the Placement Shares has been duly authorized by the Corporation and, upon receipt by the Corporation of consideration therefor in accordance with the terms of this Agreement, the Placement Shares will be validly issued, fully-paid and non-assessable Shares.

11.	Except as have been obtained or made, no consent, approval, authorization or order of, or filing with, any governmental body or regulatory authority of the Province of Ontario or the Province of Newfoundland and Labrador is required under Applicable Laws to be obtained or made by the Corporation in connection with the execution and delivery by the Corporation of this Agreement and the performance of its obligations thereunder.

12.	Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement (including, in each case, the documents incorporated by reference therein, but excluding, in each case, the financial statements and other financial or statistical data contained or incorporated by reference therein or omitted therefrom), appears on its face, as of the date of the filing thereof, to have been appropriately responsive in all material respects to the form requirements of Ontario Securities Laws (being the Securities Act (Ontario) together with the regulations and rules thereunder and all local instruments of the Ontario Securities Commission (the “OSC”) and the national or multilateral instruments of the Canadian Securities Administrators that are applicable in the Province of Ontario), including the Canadian Shelf Procedures, as interpreted and applied by the OSC, except to the extent that exemptive relief has been obtained.

13.	All necessary documents have been filed, all necessary proceedings have been taken and all necessary approvals, permits, consents and authorizations of the Canadian Qualifying Authorities have been obtained, in each case by the Corporation under applicable Canadian Securities Laws, to qualify the distribution of the Placement Shares to the public in each of the Canadian Qualifying Jurisdictions by or through persons or companies who are registered in an appropriate category of registration under applicable Canadian Securities Laws and have complied with the relevant provisions of such Canadian Securities Laws and the terms and conditions of their registration.

14.	The statements set out in the Canadian Prospectus under the heading “Enforceability of Civil Liabilities”, to the extent that they constitute matters of law or legal conclusions, have been reviewed by us and fairly present the information disclosed therein in all material respects, subject to the limitations, qualifications, assumptions and exceptions stated or referred to therein.

15.	The statements set out in the Canadian Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” and under the heading “Eligibility for Investment” fairly summarize, in all material respects, the matters described therein, subject to the limitations, qualifications, assumptions and exceptions stated or referred to therein.

16.	No withholding tax imposed under the federal laws of Canada will be payable in respect of the payment or crediting of any commission or fee as contemplated by this Agreement to an Agent that is not resident in Canada, but resident in the United States, for purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention (1980) (a “Qualifying U.S. Agent”), provided that any such commission or fee is payable in respect of services rendered by such Qualifying U.S. Agent wholly outside of Canada.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any law, rule or regulation that is applicable to the Corporation, solely because the law, rule or regulation is part of an industry specific regulatory regime applicable to the Corporation or any of its affiliates due to the specific assets or business of the Corporation or such affiliate, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

Schedule A to Exhibit B

Fourth amended and restated credit agreement dated as of May 4, 2022 between the Corporation, as borrower, The Bank of Nova Scotia (“BNS”), as underwriter, sole lead arranger, bookrunner, sustainability structuring agent and administrative agent, and Canadian Imperial Bank of Commerce and Royal Bank of Canada, as co-syndication agents, and the lenders from time to time party thereto, as amended by the first amending agreement dated May 4, 2023 between the Corporation, BNS and the other lenders named therein and the second amending agreement dated June 6, 2024 between the Corporation, BNS and the other lenders named therein.

Exhibit C

MATTERS TO BE COVERED BY
INITIAL OPINION OF CORPORATION’S U.S. COUNSEL

1.	Assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of Ontario and other requirements of Canadian law, the Registration Statement and the U.S. Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which such counsel need express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

2.	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion) is required on the part of the Corporation under any Applicable Law for the issuance or sale of the Placement Shares or the performance by the Corporation of its obligations under this Agreement, except that such counsel need not express any opinion with respect to any filing with the SEC that may be required to be made by the Corporation under federal securities laws after the date the opinion is rendered. For purposes of the opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of the opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by this Agreement; provided that Applicable Laws shall not include federal securities laws (except for purposes of the opinions expressed in paragraphs 1 above, this paragraph 2 and paragraph 4 below, but only to the extent and subject to the limitations set forth therein), state securities or blue sky laws, and any anti-fraud laws.

3.	Assuming that this Agreement has been duly authorized by the Corporation, this Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Corporation.

4.	The Corporation is not required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

5.	The statements in the U.S. Prospectus Supplement under the heading “Certain United States Federal Income Tax Considerations” with respect to the tax considerations under United States federal income tax law, to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, have been reviewed by us and fairly summarize the matters described under this heading in all material respects.

6.	Neither the execution and delivery of this Agreement, nor the issue and sale of the Placement Shares, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation pursuant to (i) the terms of such material agreements as are set out in Schedule A hereto (except with respect to any provision thereof to the extent that an opinion with respect to such provision would require making any financial, accounting or mathematical calculation or determination) or (ii) any United States federal or New York State statute, law, rule, or regulation known to such counsel to be applicable to the Offering, other than any federal or state securities laws (as to which such counsel expresses no opinion) and excluding the Corporation’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion) or, to the knowledge of such counsel, any judgment, order or decree applicable to the Corporation of any United States federal or New York State court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Corporation or any of its properties in the United States, except, in the case of (i) or (ii), such conflicts, breaches, violations, liens, charges and encumbrances that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Corporation and its subsidiaries, taken as a whole.

Such counsel will state that to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened. For purposes of the opinion, the expression “knowledge” refers to the actual knowledge as of the date of the opinion of the attorneys of the New York office of such counsel (to be listed) who have rendered legal services to the Corporation in connection with the transactions contemplated by this Agreement.

In rendering such opinion, such counsel may (A) exclude from such opinions the effect or applicability of any law, rule or regulation that is applicable to the Corporation, solely because the law, rule or regulation is part of an industry specific regulatory regime applicable to the Corporation or any of its affiliates due to the specific assets or business of the Corporation or such affiliate, (B) rely as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Agents and (C) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

Such counsel will also state that they have reviewed the Registration Statement and the U.S. Prospectus and have participated in conferences with representatives of the Corporation, representatives of the independent chartered accountants for the Corporation, the Agents and representatives of the Agents at which the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed. Given that many determinations involved in the preparation of the Registration Statement and the U.S. Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of the letter, such counsel may state that they have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in any of them, and have made no independent check or verification thereof. Subject to the foregoing and in the course of such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts came to such counsel’s attention that gave them reason to believe that (a) the Registration Statement, at the time it became effective, included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the U.S. Prospectus, as of the date of the U.S. Prospectus Supplement [or as of the date hereof],1 included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. In each case, counsel need not express any belief as to financial statements and related notes thereto, financial statement schedules or the financial, accounting or statistical information or data contained or incorporated by reference in or omitted from the Registration Statement and the U.S. Prospectus.

[1]	Bracketed language to be omitted from the letter if the letter is delivered on the date of the Equity Distribution Agreement and the U.S. Prospectus Supplement.

SCHEDULE A TO Exhibit C

The indenture dated as of October 4, 2016, as amended and supplemented by a first supplemental indenture dated as of October 4, 2016, in each case between the Corporation, as issuer, The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee.